October 9, 2024

Dan O'Keefe
Chief Financial Officer and Corporate Secretary
Educational Development Corporation
5402 South 122nd East Avenue
Tulsa, OK 74146

       Re: Educational Development Corporation
           Form 10-K for Fiscal Year Ended February 29, 2024
           Response dated October 1, 2024
           File No. 000-04957
Dear Dan O'Keefe:

       We have reviewed your October 1, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Form 10-K for Fiscal Year Ended February 29, 2024
Financial Statements
Statements of Operations, page 29

1. We read your response to prior comment 1. Please revise the title used for the revenues, net of discounts and allowances line item to distinguish it from the net revenues line item. If the first line item mentioned is product revenues, net of discounts and allowances, or another type of revenues, revise the title accordingly.
 October 9, 2024
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services